SOUTHLAKE CAPITAL, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2016

Balance at March 31, 2015	$ -0-
Increases	-0-
Decreases	-0-
Balance at March 31, 2016	$ -0-

The accompanying notes are an integral part of these financial statements.